 FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

 Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

For the month of May, 2011

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F☑       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes      No☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes      No☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Communication of Relevant Information

Promotora de Informaciones SA (PRISA) announces the following relevant information, under the provisions of article 82 of Act 24/1988, July 28th, of Securities Market (“Ley del Mercado de Valores”).

The Board of Directors of PRISA has resolved to hold the Annual Shareholders Meeting in Madrid, expected to be held on 24th June, 2011, at the second call, at 12.30 am, in the  auditorium 400 of the Nouvel building of the Museo Reina Sofia, access by Ronda de Atocha, no number, Madrid 28012.

The agenda is as follows:

1º.- Review and, if warranted, approval of the Annual Accounts (Balance sheet, income statement, statement of recognized income and expense, statement of changes in equity, statement of cash flows and Notes to the Financial Statements) and Management Reports for both the Company and the Consolidated Group for the 2010 financial year, and a proposal regarding the distribution of profits.

2º.- Approval of the Board of Directors’ management of the company during the 2010 financial year.

3º.- To adopt the resolutions warranted with regard to the auditors of the Company and its consolidated group for the 2011 financial year, pursuant to the provisions of Article 42 of the Commercial Code and Article 264 of the Corporate Enterprises Act.

4º.- Determination of the number of Directors. Cease and appointment of Directors and/or, where applicable, ratification of the appointment of Directors nominated by cooptation after the conclusion of the last Annual General Meeting.

4.1. Determination of the number of Directors

4.2. Cease and appointment of Directors and/or, where applicable, ratification of the appointment of Directors nominated by cooptation after the conclusion of the last Annual General Meeting.

5º.- Amendment of the Bylaws in order to break down the current Corporate Governance, Nomination and Remuneration Committee into two separate committees, one on Corporate Governance and the other on Nominations and Remunerations and defining the responsibilities of the Committees. To this end:

5.1. Amendment of article 21 ter to provide for the Corporate Governance Committee.

5.2. Inclusion of a new Article 21 quáter to provide for the Appointments and Remuneration Committee.

5.3. Amendment of article 29 bis to adapt it to the above modifications.

6.- Delegation of Powers

The Board of Directors has likewise decided to delegate joint and several powers to the Chairman of the Board of Directors, the Chief Executive Officer and the Executive Commission to add other items to the agenda, as well as to delete or amend any of the items approved by the Board of Directors, also agreeing that a notary public shall be present to take the minutes at the Shareholders Meeting pursuant to the provisions of article 203 of the Capital Corporations Act.

We are attaching the announcement to be made public today, as well as the following documents which upon publication of the announcement and pursuant to the provisions of articles 272, 286, 287, and 528 of the Capital Corporations Act, and article 6 of the Shareholders Meeting Regulation, shareholders may examine at the company’s offices (Gran Vía, 32, Madrid), consult on the Company’s webpage (www.prisa.com) or ask that copies be delivered or sent to them free of charge (ia@prisa.com, or telephone nos. 91-330 1022 and 91 330 1168):

-  Full text of the Annual Accounts (Balance sheet, income statement, statement of recognized income and expense, statement of changes in equity, statement of cash flows and Notes to the Financial Statements) and Management Reports for both the Company and the Consolidated Group for the 2010 financial year, together with their respective audit reports (Item 1 on the Agenda). This text was filed with the National Securities Market Commission on April 29.

- Full text of the proposed resolution and Report of the Board of Directors pursuant to the provisions of Articles 286 and 287 of the Capital Corporations Act (Item 5 on the Agenda).

-  Full text of the proposed resolutions on the agenda that the Board of Directors will submit to the shareholders at the annual meeting.

- Forms and conditions for exercising the right to information, granting proxy and remote voting.

We likewise announce that shareholders may consult the following documents at the company’s offices (Gran Vía, 32, Madrid) and on the company webpage: (www.prisa.com):

- 2010 Annual Report on Corporate Governance, which was filed with the National Securities Market Commission on April 29.

- 2010 Annual Audit Report prepared by the Audit Committee, which was placed on file at the National Securities Market Commission register today.

- 2010 Annual report on compliance with the company’s internal code of conduct, prepared by the Corporate Governance, Appointments and Remuneration Committee, which is attached.

Madrid, May 20, 2011

PROMOTORA DE INFORMACIONES, SOCIEDAD ANÓNIMA

General Ordinary Shareholders Meeting Call

By resolution of the Board of Directors of "Promotora de Informaciones, Sociedad Anónima", pursuant to the provisions of the Bylaws and the Shareholders Meeting Regulation of the Company and in accordance with the Capital Corporations Act, the shareholders are called to attend at the Annual Shareholdes Meeting, to be held, at first call, on 23th June, 2011, at 12.30 am, in Madrid, auditorium 400 of the Nouvel building of the Museo Reina Sofia, access by Ronda de Atocha, no number, Madrid 28012, and at the second call, on 24th June, 2011, in the same place and time.

Is expected the holding of the General Meeting on second call, that is, on June 24, 2011, at the place and time mentioned above.

The agenda is as follows:

First.- Review and, if warranted, approval of the Annual Accounts (Balance sheet, income statement, statement of recognized income and expense, statement of changes in equity, statement of cash flows and Notes to the Financial Statements) and Management Reports for both the Company and the Consolidated Group for the 2010 financial year, and a proposal regarding the distribution of profits.

Second.- Approval of the Board of Directors’ management of the company during the 2010 financial year.

Third.- To adopt the resolutions warranted with regard to the auditors of the Company and its consolidated group for the 2011 financial year, pursuant to the provisions of Article 42 of the Commercial Code and Article 264 of the Corporate Enterprises Act.

Fourth.- Determination of the number of Directors. Cease and appointment of Directors and/or, where applicable, ratification of the appointment of Directors nominated by cooptation after the conclusion of the last Annual General Meeting.

4.1. Determination of the number of Directors

4.2. Cease and appointment of Directors and/or, where applicable, ratification of the appointment of Directors nominated by cooptation after the conclusion of the last Annual General Meeting.

Fifth.- Amendment of the Bylaws in order to break down the current Corporate Governance, Nomination and Remuneration Committee into two separate committees, one on Corporate Governance and the other on Nominations and Remunerations and defining the responsibilities of the Committees. To this end:

5.1. Amendment of article 21 ter to provide for the Corporate Governance Committee.

(Free translation from the original in Spanish language)

5.2. Inclusion of a new Article 21 quáter to provide for the Appointments and Remuneration Committee.

5.3. Amendment of article 29 bis to adapt it to the above modifications.

Sixth.- Delegation of Powers

May attend the Shareholders Meeting all shareholders who, individually or in group, are holders of at least 60 shares, on the condition that such persons are entered in the corresponding accounting records at least five days prior to the day on which the Meeting is held, and that are authorised beforehand by means of the corresponding attendance card issued by any of the entities participating in  Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A., (Iberclear), pursuant to the provisions of article 15 of the Bylaws, article 7 of the Shareholders Meeting Regulation and article 179 of the Capital Corporations Act.

(Free translation from the original in Spanish language)

RIGHT OF REPRESENTATION

Any shareholder entitled to attend may give their proxy to another person to attend the Shareholders Meeting, complying with the requirements and formalities required by article 15 of the Bylaws, articles 8 and following of the Shareholders Meeting Regulations and by Law.

Grant of proxy shall be indicated on the attendance card or in a letter, and in any case, shall bear the grantor’s signature. The proxy form shall contain or have annexed thereto the agenda for the meeting, as well as the request for voting instructions and an indication as to how the proxy shall vote, in the event that precise instructions are not provided. If proxy does not include instructions as to how to vote or there are doubts as to the scope of the proxy granted, it will be understood that the proxy’s powers (i) extend to all items on the agenda of the General meeting, (ii) the vote is intended to be favorable with respect to all proposals set forth by the Board of Directors and (iii) this shall likewise extend to any off-agenda items that may arise, with respect to which the proxy shall vote in the manner deemed most favorable to the interests of the shareholder he represents.

Proxy may also be granted by electronic means of distance communication through the website of the Company, from the 3rd June, 2011, and the electronic document sent by the shareholder must includes the shareholders’ recognized electronic signature of any of the certification service providers mentioned in the following section on distance voting. Proxy granted by electronic means of distance communication must be received at the Company’s registered offices at least 24 hours prior to initial time that the meeting is to be held.

REMOTE VOTING

A shareholder may vote at a distance, complying with the requirements and formalities required by article 15 of the Bylaws, by articles 10 and following of the Shareholders Meeting Regulations and by Law.

To vote by post shareholders shall fill out and sign a standardized form provided for that purpose by the Company, which shall include the information needed to verify that the voter is indeed a shareholder, for which the shareholder’s signature shall be notarized, or be authenticated by an Iberclear depository institution. In  case of corporate shareholders, a document evidencing the signatory’s authority to represent the company shall be annexed to the form.

The vote may be issued by electronic means of distance communication through the website of the Company from the 3rd June, 2011, and the electronic document sent by the shareholder must includes a recognized electronic signature of any of the following certification service providers: CERES (Fábrica Nacional de Moneda y Timbre-Real Casa de la Moneda); CAMERFIRMA, or ANCERT (Notarial Certification Agency). Also it can be used the electronic National Identity Document (DNIe) issued by the Directorate General of Police attached to the Spanish Interior Ministry.

(Free translation from the original in Spanish language)

Votes cast by distance methods must be received at the Company’s registered offices at least 24 hours prior to initial time that the meeting is to be held; otherwise, the vote shall be deemed as not having been cast.

RIGHT OF INFORMATION

Since the publication of this announcement and pursuant to the provisions of articles 272, 286, 287, and 528 of the Capital Corporations Act, and article 6 of the Shareholders Meeting Regulation, shareholders may examine at the company’s offices (Gran Vía, 32, Madrid), consult on the Company’s webpage (www.prisa.com) or ask that copies be delivered or sent to them free of charge (through the Shareholders Relation Office, from 9.30 to 14.00 and from 16.30 to 19.00 hours on working days, telephone nos. 91 3301168 and 91 330.10.22 and  e-mail adress ia@prisa.com) of the following documents:

-  Full text of the Annual Accounts (Balance sheet, income statement, statement of recognized income and expense, statement of changes in equity, statement of cash flows and Notes to the Financial Statements) and Management Reports for both the Company and the Consolidated Group for the 2010 financial year, together with their respective audit reports (Item 1 on the Agenda).

- Full text of the proposed resolution and Report of the Board of Directors pursuant to the provisions of articles 286 and 287 of the Capital Corporations Act (Item 5 on the Agenda).

-  Full text of the proposed resolutions on the agenda that the Board of Directors will submit to the shareholders at the annual meeting.

- Forms and conditions for exercising the right to information, granting proxy and remote voting.

The shareholders may also consult the following documents at the company’s offices (Gran Vía, 32, Madrid) and on the company webpage: (www.prisa.com):

- 2010 Annual Report on Corporate Governance.

- 2010 Annual Audit Report prepared by the Audit Committee.

- 2010 Annual report on compliance with the company’s internal rules, prepared by the Corporate Governance, Appointments and Remuneration Committee.

Pursuant to the provisions of article 527 of the Capital Corporations Act and article 6 of the Shareholders Meeting Regulation, shareholders are able, by means of a written communication, to request information or clarifications from the directors up to seven days prior to the holding of the Meeting, or to ask questions about the business contained on the agenda and concerning the information accessible to the public that may have been furnished by the Company to the Spanish Securities and Exchange Commission from the holding of the last General Meeting.

(Free translation from the original in Spanish language)

The information requested must be in conformity with the terms of article 6 of the Shareholders Meeting Regulation.  The requesting party shall substantiate its identity in the case of a written information request, by means of a photocopy of his National Identification Document or Passport and – if legal persons are concerned – a document that sufficiently substantiates the representation thereof. Furthermore, the requesting party shall accredit his status as shareholder or provide the sufficient data (number of shares, recipient entity, etc.), so that these can be verified by the Company.

The right to information through electronic means of distance communication may be exercised through the website of the Company from the 3rd June, 2011, and the electronic document sent by the shareholders must incorporate a recognized electronic signature of any of the certification services providers referred to in the previous section on distance voting.

Likewise, in order to comply with article 528.2 of the Capital Corporations Act, since the publication of this announcement an Online Shareholders Forum is available on the Company website. The operating rules of the Forum and the form that must be filled in to participate in it, are available on the website of the Company.

NOTARY PRESENCE

The Board of Directors has requested the presence of a Notary to issue Minutes of the Meeting, in accordance with the provisions of article 203 of the Capital Corporations Act and article 15 of the Shareholders Meeting Regulation.

Madrid, May 19, 2011
Iñigo Dago Elorza
General Secretary and Secretary of the Board of Directors

(Free translation from the original in Spanish language)

REPORT ISSUED BY THE BOARD OF DIRECTORS OF PROMOTORA DE INFORMACIONES, S.A. CONCERNING THE PROPOSED AMENDMENTS TO THE BYLAWS REFERRED TO AS ITEM FIVE ON THE AGENDA OF THE GENERAL ORDINARY SHAREHOLDERS MEETING TO BE HELD ON JUNE 23 AND 24, 2011, IN AN INITIAL AND SECOND QUORUM CALL, RESPECTIVELY

_______________________________________________________________________

I. Object of the Report

The Board of Directors of PROMOTORA DE INFORMACIONES, S.A. (hereinafter, Prisa or the Company) is issuing this report to justify, pursuant to article 286 of the Capital Corporations Act, the proposed amendments to the Company Bylaws included as item five on the Agenda, to be submitted for approval at the General Ordinary Shareholders Meeting to be held on June 23, 2011 at 12,30 am in an initial quorum call, or on June 24, 2011 at the same time, in a second quorum call.

II. Objective and justification for the proposal

The proposed amendments to the Company Bylaws to be submitted for approval at the General Ordinary Shareholders Meeting, reflects the intention of strengthening the corporate governance system of the Company, by splitting the current Corporate Governance, Appointment and Remuneration Committee into two separate Committees, one of Corporate Governance (Article 21 ter), dedicated exclusively to the functions of corporate governance and an Appointment and Remuneration Committee (Article 21 quater), which assumes the powers relating to the appointments and remunerations of directors and members of the management team.

It is also proposed the amendment of Article 29 bis of the Company Bylaws to its adaptation to the aforementioned amendment to the Bylaws, so that in future, the Annual Report on Corporate Governance of the Company is competence of the Corporate Governance Committee.

III. Proposed resolution to be submitted for approval at the shareholders meeting

“Fifth.- Amendment of the Bylaws in order to break down the current Corporate Governance, Nomination and Remuneration Committee into two separate committees, one on Corporate Governance and the other on Nominations and Remunerations and defining the responsibilities of the Committees. To this end:

5.1.Amendment of article 21 ter to provide for the Corporate Governance Committee:

(Free translation from the original in Spanish language)

Article 21 ter of the Bylaws shall read as follows:

“Article 21 ter.- Corporate Governance Committee

The Board of Directors shall appoint a Corporate Governance Committee that shall exercise the functions attributed it under applicable legislation, the Bylaws and internal Company Regulations, without prejudice to any other functions that may be attributed it by the Board of Directors.

The Corporate Governance Committee shall have a minimum of three (3) and a maximum of (5) external directors, to be determined by resolution of the Board of Directors upon a motion from its Chairman.

The Corporate Governance Committee may request the attendance of the Company’s Chief Executive Officer at its meetings.

Members of the Corporate Governance Committee shall cease in their functions when they are no longer Board members or when so decided by the Board of Directors.

The Chairman shall be selected by the Board of Directors from among its independent directors.

The Secretary to the Board of Directors shall act as Secretary of this Committee, and the Deputy Secretary shall act in his absence. The Secretary shall take the minutes of the Committee meetings in accordance with the terms set forth by the Board of Directors.

This Committee shall be governed by the same regulations established in the Bylaws for the Board of Directors, provided that they are compatible with the functions of this Committee.”

5.2. Inclusion of a new Article 21 quáter to provide for the Appointments and Remuneration Committee.

A new article 21 quáter is included in the Bylaws and it shall read as follows:

“Article 21 quater.-  Appointments and Remuneration Committee.

The Board of Directors shall appoint an Appointments and Remuneration Committee which shall exercise the functions attributed it under applicable legislation, the Bylaws and internal Company Regulations, without prejudice to any other functions that may be attributed it by the Board of Directors

The Appointments and Remuneration Committee shall have a minimum of three (3) and a maximum of (5) external directors, to be determined by resolution of the Board of Directors upon a motion from its Chairman.

(Free translation from the original in Spanish language)

The Appointments and Remuneration Committee may request the attendance of the Company’s Chief Executive Officer at its meetings.

Members of the Appointments and Remuneration Committee shall cease in their functions when they are no longer Board members or when so decided by the Board of Directors.

The Chairman shall be selected by the Board of Directors from among its independent directors.

The Secretary to the Board of Directors shall act as Secretary of this Committee, and the Deputy Secretary shall act in his absence. The Secretary shall take the minutes of the Committee meetings in accordance with the terms set forth by the Board of Directors.

This Committee shall be governed by the same regulations established in the Bylaws for the Board of Directors, provided that they are compatible with the functions of this Committee.”

5.3. Amendment of article 29 bis to adapt it to the above modifications.

Article 29 bis of the Bylaws shall read as follows:

“Article 29 bis.- Annual Corporate Governance Report

After receiving the opinion of the Corporate Governance Committee, the Board of Directors will approve each year the Company’s annual corporate governance report with the legally-established content and any other deemed appropriate.

The annual corporate governance report will be approved prior to issuing the notice of the Annual General Shareholders Meeting for the fiscal year in question and will be made available to shareholders together with the other shareholders meeting information.

The annual corporate governance report shall likewise be made public pursuant to the provisions of the Securities Market Act.”

(Free translation from the original in Spanish language)

PROMOTORA DE INFORMACIONES, S.A.

ANNUAL GENERAL SHAREHOLDERS MEETING

June, 24, 2011

PROPOSED RESOLUTIONS

The Board of Directors of PROMOTORA DE INFORMACIONES, S.A. has resolved to submit the following PROPOSED RESOLUTIONS at the ORDINARY GENERAL SHAREHOLDERS’ MEETING to be held on June 24, 2011.

The Board of Directors likewise passed a resolution to grant joint and several powers to the Chairman of the Board, the Chief Executive Officer and the Executive Commission to add other proposed resolutions, as well as to delete, amend or alter any of the proposals set forth below.

(Free translation from the original in Spanish language)

ONE

Review and, if warranted, approval of the Annual Accounts (Balance sheet, income statement, statement of recognized income and expense, statement of changes in equity, statement of cash flows and Notes to the Financial Statements) and Management Reports for both the Company and the Consolidated Group for the 2010 financial year, and a proposal regarding the distribution of profits.

a) To approve the Annual Accounts (Balance sheet, income statement, statement of recognized income and expense, statement of changes in equity, statement of cash flows and Notes to the Financial Statements) and Management Reports for both the Company and the Consolidated Group for the financial year ending December 31, 2010, as audited by the company’s account auditors.

b) To approve the following distribution of profits (Euros 000):

Basis for distribution

Profit for the year:                                                      9,282

Distribution

•                    Legal reserves                                         928

•                    Reserves provided for in the bylaws       928

•                    Dividends                                             0.014863 € per Class B Share

•                    Voluntary Reserves                              remaining

c) Once approved the proposed distribution of results made by the Board of Directors, and after providing for legal and statutory provisions, results the distribution of a dividend from the profit for the year 2010, for a gross amount of € 0.014863 for each non-voting Class B convertible share. The gross amount per each non-voting Class B convertible share is the result, on a pro-rata basis, of the statutorily recognized minimum annual dividend (€ 0.175) and consider the date of issuance of these shares (December 1, 2010).

The payment for the dividend, which will be deducted from applicable withholding taxes, shall be satisfied in cash on September 29, 2011, to all those who are holders of Class B shares at the close of stock trading on 28 September, 2011, as contained in the records of the entities participating in management systems for registration, clearing and settlement (Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. IBERCLEAR).

(Free translation from the original in Spanish language)

TWO

Approval of the Board of Directors’ management of the company during the 2010 financial year.

To approve, without reservations, the Board of Directors’ management of the company during the past year.

(Free translation from the original in Spanish language)

THREE

To adopt the resolutions warranted with regard to the auditors of the Company and its consolidated group for the 2011 financial year, pursuant to the provisions of Article 42 of the Commercial Code and Article 264 of the Corporate Enterprises Act.

As provided in Article 264 of the Corporations Law and Article 153 ff. of the Companies Register Regulation, to appoint DELOITTE, S.L., a Spanish company with registered offices in Madrid at Torre Picasso, Plaza Pablo Ruiz Picasso no. 1, 28020 Madrid, Tax ID No.  recorded on the Madrid Companies Register on Page M-54414, Folio 188, Volume 13,650, Section 8, as the auditors of the Company and its consolidated group for the term of one (1) year, to audit the financial statements for the year ending December 31, 2011

(Free translation from the original in Spanish language)

FOUR

Determination of the number of Directors. Cease and appointment of Directors and/or, where applicable, ratification of the appointment of Directors nominated by cooptation after the conclusion of the last Annual General Meeting.

4.1. Determination of the number of Directors

Pursuant to Article 17 of the company Bylaws, the number of members of the Board of Directors shall be set at 16.

4.2. Cease and appointment of Directors and/or, where applicable, ratification of the appointment of Directors nominated by cooptation after the conclusion of the last Annual General Meeting.

After having received the opinion of the Corporate Governance, Appointments and Remuneration Committee, the Board of Directors proposes the appointment of Mr Fernando Abril Martorell as executive director. It is resolved to appoint Mr Fernando Abril Martorell director of the Company for a five-year term, as set forth in the Bylaws.

(Free translation from the original in Spanish language)

FIVE

Amendment of the Bylaws in order to break down the current Corporate Governance, Nomination and Remuneration Committee into two separate committees, one on Corporate Governance and the other on Nominations and Remunerations and defining the responsibilities of the Committees. To this end:

5.1. Amendment of article 21 ter to provide for the Corporate Governance Committee.

Article 21 ter of the Bylaws shall read as follows:

“Article 21 ter.- Corporate Governance Committee

The Board of Directors shall appoint a Corporate Governance Committee that shall exercise the functions attributed it under applicable legislation, the Bylaws and internal Company Regulations, without prejudice to any other functions that may be attributed it by the Board of Directors.

The Corporate Governance Committee shall have a minimum of three (3) and a maximum of (5) external directors, to be determined by resolution of the Board of Directors upon a motion from its Chairman.

The Corporate Governance Committee may request the attendance of the Company’s Chief Executive Officer at its meetings.

Members of the Corporate Governance Committee shall cease in their functions when they are no longer Board members or when so decided by the Board of Directors.

The Chairman shall be selected by the Board of Directors from among its independent directors.

The Secretary to the Board of Directors shall act as Secretary of this Committee, and the Deputy Secretary shall act in his absence. The Secretary shall take the minutes of the Committee meetings in accordance with the terms set forth by the Board of Directors.

This Committee shall be governed by the same regulations established in the Bylaws for the Board of Directors, provided that they are compatible with the functions of this Committee.”

5.2. Inclusion of a new Article 21 quáter to provide for the Appointments and Remuneration Committee.

A new article 21 quáter is included in the Bylaws and it shall read as follows:

“Article 21 quater.-  Appointments and Remuneration Committee.

(Free translation from the original in Spanish language)

The Board of Directors shall appoint an Appointments and Remuneration Committee which shall exercise the functions attributed it under applicable legislation, the Bylaws and internal Company Regulations, without prejudice to any other functions that may be attributed it by the Board of Directors

The Appointments and Remuneration Committee shall have a minimum of three (3) and a maximum of (5) external directors, to be determined by resolution of the Board of Directors upon a motion from its Chairman.

The Appointments and Remuneration Committee may request the attendance of the Company’s Chief Executive Officer at its meetings.

Members of the Appointments and Remuneration Committee shall cease in their functions when they are no longer Board members or when so decided by the Board of Directors.

The Chairman shall be selected by the Board of Directors from among its independent directors.

The Secretary to the Board of Directors shall act as Secretary of this Committee, and the Deputy Secretary shall act in his absence. The Secretary shall take the minutes of the Committee meetings in accordance with the terms set forth by the Board of Directors.

This Committee shall be governed by the same regulations established in the Bylaws for the Board of Directors, provided that they are compatible with the functions of this Committee.”

5.3. Amendment of article 29 bis to adapt it to the above modifications.

Article 29 bis of the Bylaws shall read as follows:

“Article 29 bis.- Annual Corporate Governance Report

After receiving the opinion of the Corporate Governance Committee, the Board of Directors will approve each year the Company’s annual corporate governance report with the legally-established content and any other deemed appropriate.

The annual corporate governance report will be approved prior to issuing the notice of the Annual General Shareholders Meeting for the fiscal year in question and will be made available to shareholders together with the other shareholders meeting information.

The annual corporate governance report shall likewise be made public pursuant to the provisions of the Securities Market Act.”

(Free translation from the original in Spanish language)

SIX

Delegation of Powers

Without prejudice to powers granted in other resolutions, it is hereby resolved to grant to the Board of Directors the broadest powers required by law to define, implement and interpret the preceding resolutions including, if necessary, powers to interpret, remedy and complete them, likewise delegating to the Chairman of the Board of Directors Mr. Ignacio Polanco Moreno, the Chief Executive Officer Mr. Juan Luis Cebrián Echarri and the Secretary Mr. Iñigo Dago Elorza joint and several powers for any of them to appear before a Notary Public to formalize and to reflect in a notarial document the resolutions adopted at the present Shareholders’ Meeting, rectifying, if warranted, any material errors not requiring new resolutions that might preclude their being recorded in notarial instruments, and to issue the notarial or private documents necessary to record the adopted resolutions on the Companies Register, with powers to remedy or rectify them in view of the Registrar’s written or oral comments and, in summary, to take any measures required to ensure that these resolutions are fully effective.

(Free translation from the original in Spanish language)

ORDINARY SHAREHOLDERS MEETING PROMOTORA DE INFORMACIONES, S.A. (June 24, 2011)

REMOTE VOTING

Remote voting form for the Ordinary Shareholders Meeting of Promotora de Informaciones, SA, to be held at first call, on 23th June, 2011, at 12.30 am, in Madrid, auditorium 400 of the Nouvel building of the Museo Reina Sofia, access by Ronda de Atocha, no number, Madrid 28012, and at the second call, on 24th June, 2011, in the same place and time. Is expected the holding of the General Meeting on second call.

Shareholders who wish to vote on the proposals of the Agenda
If before the holding of the Shareholders Meeting, the shareholder wish to vote at a distance in relation to the proposals on the agenda of this Shareholders Meeting, should tick the appropriate box, depending on the sense of their vote or abstention.

Item of the Agenda	1º	2º	3º	4.1º	4.2º	5.1	5.2	5.3º	6º
In favor
Against
Abstention
Blank

Shareholders who cast their vote remotely shall be considered as present for purposes of the constitution of the General Meeting.

It is necessary to mark the sense of the vote.

Shareholder Mr/ Mrs _______________________________________________      N.I.F./C.I.F: _________________

Depositary Entity: Code _____________ Name ___________________________________________________
Securities Account (Branch + DC+ account number) _________________________________________________________

Number of Shares _______________________

Signature of the shareholder who vote
(signature notharized or authenticated by an Iberclear depository institution.)

In____________,  ______________ 2011

Agenda

1º.- Review and, if warranted, approval of the Annual Accounts (Balance sheet, income statement, statement of recognized income and expense, statement of changes in equity, statement of cash flows and Notes to the Financial Statements) and Management Reports for both the Company and the Consolidated Group for the 2010 financial year, and a proposal regarding the distribution of profits.

(Free translation from the original in Spanish language)

2º.-  Approval of the Board of Directors’ management of the company during the 2010 financial year.

3º.-  To adopt the resolutions warranted with regard to the auditors of the Company and its consolidated group for the 2011 financial year, pursuant to the provisions of Article 42 of the Commercial Code and Article 264 of the Corporate Enterprises Act.

4º.-  Determination of the number of Directors. Cease and appointment of Directors and/or, where applicable, ratification of the appointment of Directors nominated by cooptation after the conclusion of the last Annual General Meeting.

4.1. Determination of the number of Directors

4.2. Cease and appointment of Directors and/or, where applicable, ratification of the appointment of Directors nominated by cooptation after the conclusion of the last Annual General Meeting.

5º.-  Amendment of the Bylaws in order to break down the current Corporate Governance, Nomination and Remuneration Committee into two separate committees, one on Corporate Governance and the other on Nominations and Remunerations and defining the responsibilities of the Committees. To this end:

5.1. Amendment of article 21 ter to provide for the Corporate Governance Committee.

5.2. Inclusion of a new Article 21 quáter to provide for the Appointments and Remuneration Committee.

5.3. Amendment of article 29 bis to adapt it to the above modifications.

6.-  Delegation of Powers.

(Free translation from the original in Spanish language)

REMOTE VOTING CONDITIONS

ORDINARY SHAREHOLDERS MEETING

PROMOTORA DE INFORMACIONES, S.A.

June 24, 2011

SHAREHOLDERS WHO WISH TO VOTE AT A DISTANCE

Shareholders may cast their vote by means of distance communication. To this purpose it is necessary to complete the form on distance voting and submit it duly completed to the Company. Shareholders who cast their vote remotely shall be considered as present for purposes of the constitution of the General Meeting.

The vote thus expressed can be delivered to the Company by:

i) Electronic means of distance communication. In this case the document should incorporate an advanced electronic signature of the shareholder, issued by any of the following certification service providers: CERES (Fábrica Nacional de Moneda y Timbre-Real Casa de la Moneda), or ANCERT CAMERFIRMA (Notarial Certification Agency.) Also it can be used the Electronic National Identity Document (DNIe) issued by the National Police, attached to the Spanish Interior Ministry.

ii) Delivery by mail (addressed to Shareholder Relations Office of Promotora de Informaciones, SA, Gran Vía 32, 28013 Madrid). The form shall contain the information necessary to establish the status of shareholder, and the signature of the shareholder must be notarized or recognized by a depository participant of Iberclear and, if it were legal persons, must accompany the document proving sufficient for representation acting with the author.

Votes cast by any of the methods set forth above must be received at the Company’s registered offices at least 24 hours prior to initial time that the meeting is to be held; otherwise, the vote shall be deemed as not having been cast. The Board of Directors may set an earlier deadline.

The vote validly issued by a shareholder, either by mail or by electronic means of distance communication, it is irrevocable. Nonetheless, if a supplement to the notice of a shareholders meeting is published, including one or more points on the agenda, shareholders that have previously voted in distance may issue a new vote to revoke the previous.

All said above in accordance with the provisions of the Bylaws and the Regulation of the Shareholders Meeting of Promotora de Informaciones, SA. Likewise it is necessary to meet the rules contained in the notice convening the Shareholders Meeting and in the Company's website (http://www. prisa.com).

(Free translation from the original in Spanish language)

ORDINARY SHAREHOLDERS MEETING PROMOTORA DE INFORMACIONES, S.A. (June 24, 2011)

REMOTE REPRESENTATION

Remote representation form for the Ordinary Shareholders Meeting of Promotora de Informaciones, SA, to be held at first call, on 23th June, 2011, at 12.30 am, in Madrid, auditorium 400 of the Nouvel building of the Museo Reina Sofia, access by Ronda de Atocha, no number, Madrid 28012, and at the second call, on 24th June, 2011, in the same place and time. Is expected the holding of the General Meeting on second call.

Shareholders who wish to delegate
The shareholder grants the proxy for the Shareholders Meeting to:
(Check only one of the following boxes and designate the shareholderrepresentative).

☐ 1. The President of the Board of Directors, in his capacity as shareholder.

☐ 2. The Shareholder Mr./Mrs_______________________________________,with NIF/CIF:________________.

If the representative in accordance with the foregoing has a conflict of interest when voting on any of the proposals, on or off the agenda, he may designate another director or a third party who does not have a conflict of interests to exercise his proxy, unless the shareholder granting proxy has prohibited such substitution or has designated an alternate proxy in the event of a conflict of interests to replace the initial proxy holder, by marking the following box:

☐ Substition under the preceding paragraph is prohibited and the following person is appointed as alternative or supplementary representative in the case of conflict of interest of the representative appointed in the first place:

Shareholder  Mr/Mrs_________________________________________, N.I.F./C.I.F:________________.

Voting Instructions to the proposals of the Board of Directors
Tick the appropriate box. If no instructions are given, it is understood that the delegation covers all the items on the agenda of the Shareholders Meeting and that is in favor of all proposals made by the Board of Directors)

Item of the Agenda	1º	2º	3º	4.1	4.2	5.1	5.2	5.3	6º
In favor
Against
Abstention
Blank

Proposals on items not included on the agenda of the call

Unless otherwise indicated by marking NO in the following box (in this case means that the shareholder instructs the representative to refrain), the delegation also extends to the proposals on items not included on the Agenda. In this case, the representative will vote the proposals in the manner he deems most favorable to the principal's interests.

☐ NO

(Free translation from the original in Spanish language)

Shareholder Mr/ Mrs _______________________________________________ N.I.F./C.I.F: _________________ Number of Shares _______________________ Signature In____________, ______________ 2011

Agenda

1º.- Review and, if warranted, approval of the Annual Accounts (Balance sheet, income statement, statement of recognized income and expense, statement of changes in equity, statement of cash flows and Notes to the Financial Statements) and Management Reports for both the Company and the Consolidated Group for the 2010 financial year, and a proposal regarding the distribution of profits.

2º.-  Approval of the Board of Directors’ management of the company during the 2010 financial year.

3º.-  To adopt the resolutions warranted with regard to the auditors of the Company and its consolidated group for the 2011 financial year, pursuant to the provisions of Article 42 of the Commercial Code and Article 264 of the Corporate Enterprises Act.

4º.-  Determination of the number of Directors. Cease and appointment of Directors and/or, where applicable, ratification of the appointment of Directors nominated by cooptation after the conclusion of the last Annual General Meeting.

4.1. Determination of the number of Directors

4.2. Cease and appointment of Directors and/or, where applicable, ratification of the appointment of Directors nominated by cooptation after the conclusion of the last Annual General Meeting.

5º.-  Amendment of the Bylaws in order to break down the current Corporate Governance, Nomination and Remuneration Committee into two separate committees, one on Corporate Governance and the other on Nominations and Remunerations and defining the responsibilities of the Committees. To this end:

5.1. Amendment of article 21 ter to provide for the Corporate Governance Committee.

5.2. Inclusion of a new Article 21 quáter to provide for the Appointments and Remuneration Committee.

5.3. Amendment of article 29 bis to adapt it to the above modifications.

6.-  Delegation of Powers.

(Free translation from the original in Spanish language)

REMOTE REPRESENTATION CONDITIONS

ORDINARY SHAREHOLDERS MEETING

PROMOTORA DE INFORMACIONES, S.A.

June 24, 2011

Shareholders who wish to delegate their vote

Shareholders may give their proxy to another person to attend the Shareholders Meeting. Grant of proxy shall be indicated on the attendance card or in a letter. Grant of proxy shall be valid for a specific meeting. This requisite shall not apply when the proxy holds a notarized power of attorney to manage all of the shareholder’s assets located in Spain. Proxy granted to persons ineligible to exercise this right pursuant to the Law shall be invalid and have no effect.

 The proxy form shall contain or have annexed thereto the agenda for the meeting, as well as the request for voting instructions and an indication as to how the proxy shall vote, in the event that precise instructions are not provided.

If proxy does not include instructions as to how to vote or there are doubts as to the scope of the proxy granted, it will be understood that the proxy’s powers (i) extend to all items on the agenda of the General meeting, (ii) the vote is intended to be favourable with respect to all proposals set forth by the Board of Directors and (iii) this shall likewise extend to any off-agenda items that may arise, with respect to which the proxy shall vote in the manner deemed most favourable to the interests of the shareholder he represents.

The proxy can be delivered to the Company by:

i)   Electronic means of distance communication. In this case the document should incorporate an advanced electronic signature of the shareholder, issued by any of the following certification service providers: CERES (Fábrica Nacional de Moneda y Timbre-Real Casa de la Moneda), or ANCERT CAMERFIRMA (Notarial Certification Agency.) Also it can be used the Electronic National Identity Document (DNIe) issued by the National Police, attached to the Spanish Interior Ministry.

ii)  Delivery by mail (addressed to Shareholder Relations Office of Promotora de Informaciones, SA, Gran Vía 32, 28013 Madrid). The form shall be signed by the shareholder.

(Free translation from the original in Spanish language)

Proxy granted by electronic means of distance communication must be received at the Company’s registered offices, duly completed, at least 24 hours prior to initial time that the meeting is to be held; otherwise, proxy shall be deemed as not having been cast. The Board of Directors may set an earlier deadline.

The proxy granted by a shareholder to another shareholder must be accepted by the latter expressly by its signature in the relevant document, or may be personally accepted that representation in the Organizing Services of the Board, or giving evidence of a holding of a notarized power of attorney to manage all of the shareholder’s assets located in Spain.

All said above in accordance with the provisions of the Bylaws and the Regulation of the Shareholders Meeting of Promotora de Informaciones, SA. Likewise it is necessary to meet the rules contained in the notice convening the Shareholders Meeting and in the Company's website (http://www. prisa.com).

Proxy may always be revoked, and will be considered to have been so if a shareholder who has granted proxy attends a meeting in person.

(Free translation from the original in Spanish language)

ORDINARY SHAREHOLDERS MEETING PROMOTORA DE INFORMACIONES, S.A. (June 24, 2011)

RIGHT OF INFORMATION

Right of information form for the Ordinary Shareholders Meeting of Promotora de Informaciones, SA, to be held at first call, on 23th June, 2011, at 12.30 am, in Madrid, auditorium 400 of the Nouvel building of the Museo Reina Sofia, access by Ronda de Atocha, no number, Madrid 28012, and at the second call, on 24th June, 2011, in the same place and time. Is expected the holding of the General Meeting on second call.

Mr./Mrs ______________________________________, N.I.F./C.I.F_______, address___________________________________________________, and e-mail _________ requests the following information or clarification from the directors of Promotora de Informaciones, S.A. (PRISA) or asks the following questions about items on the agenda of the Ordinary Shareholders Meeting to be held on June 24, 2011, on second call, and /or relating the information accessible to the public that may have been furnished by the Company to the Spanish Securities and Exchange Commission from the holding of the last General Meeting:

(Free translation from the original in Spanish language)

Shareholder Mr/ Mrs _______________________________________________      N.I.F./C.I.F: _________________
Depositary Entity: Code _____________ Name ___________________________________________________
Securities Account (Branch + DC+ account number) _________________________________________________________

Number of Shares _______________________

Signature of the shareholder

In____________,  ______________ 2011

(Free translation from the original in Spanish language)

RIGHT OF INFORMATION CONDITIONS

ORDINARY SHAREHOLDERS MEETING

PROMOTORA DE INFORMACIONES, S.A.

June 24, 2011

Right to information prior to the holding of the Meeting. Conditions.

The shareholders are able, by means of a written communication, to request information or clarifications from the directors up to seven days prior to the holding of the Meeting, convened for the 23th June, 2011, on first call, and 24th June 2011, on second call (it being expected that will be held on second call) or to ask questions about the business contained on the agenda and concerning the information accessible to the public that may have been furnished by the Company to the Spanish Securities and Exchange Commission from the holding of the last General Meeting (held on November 27, 2010)

The information requested in conformity with the terms of the previous paragraph shall be provided to the requesting party by the Board of Directors or, by means of delegation from the same, by any of its members empowered to such effect or by its Secretary. The information shall be submitted in writing, within the period that runs to the day of the holding of the General Meeting, through the Shareholders’ Relation Office.

 Nevertheless, it shall be possible to refuse to provide the information requested in the cases covered by article 19.3 of the Regulations of the Shareholders Meeting.

The right of information form can be delivered to the Company by:

i) Electronic means of distance communication. In this case the document should incorporate an advanced electronic signature of the shareholder, issued by any of the following certification service providers: CERES (Fábrica Nacional de Moneda y Timbre-Real Casa de la Moneda), or ANCERT CAMERFIRMA (Notarial Certification Agency.) Also it can be used the Electronic National Identity Document (DNIe) issued by the National Police, attached to the Spanish Interior Ministry.

ii) Delivery by mail (addressed to Shareholder Relations Office of Promotora de Informaciones, SA, Gran Vía 32, 28013 Madrid). In this case the form must to be signed with signature of the shareholder, who must prove their identity by using a photocopy of their National Identity Card or Passport and, if legal persons, must attach a document that sufficiently substantiates the representation thereof. Furthermore, the requesting party shall accredit his status as shareholder or provide the sufficient data (number of shares, recipient entity, etc.), so that these can be verified by the Company.

(Free translation from the original in Spanish language)

All said above in accordance with the provisions of the Bylaws and the Regulation of the Shareholders Meeting of Promotora de Informaciones, SA. Likewise it is necessary to meet the rules contained in the notice convening the Shareholders Meeting and in the Company's website (http://www. prisa.com).

(Free translation from the original in Spanish language)

PROMOTORA DE INFORMACIONES, S.A.

(PRISA)

ANNUAL REPORT ON COMPLIANCE WITH THE COMPANY’S
RULES OF CORPORATE GOVERNANCE
(Article 25.b, Section 10 of the Board of Directors Regulation)

CORPORATE GOVERNANCE, APPOINTMENTS
AND REMUNERATION COMMITTEE

2010

Madrid, February 2011.

 (Free translation from the original in Spanish language)

ANNUAL REPORT ON COMPLIANCE WITH THE COMPANY’S
RULES OF CORPORATE GOVERNANCE

CORPORATE GOVERNANCE, APPOINTMENTS
AND REMUNERATION COMMITTEE

2010

I.-       INTRODUCTION

The Corporate Governance, Appointments and Remuneration Committee of PROMOTORA DE INFORMACIONES, S.A. (hereinafter, PRISA or GRUPO PRISA, where reference to the consolidated Group is made) was created in July 2001 under the name of “Remuneration and Appointments Committee”. Subsequently, from January 18, 2007, when amendment of the Regulation of the Board of Director was made, the corporate governance functions were strengthened and assumed by the Committee

The Corporate Governance, Appointments and Remuneration Committee (hereinafter the Committee) is governed by article 21 ter of by Article 21bis of PRISA Bylaws and by the Regulation of the Board of Directors.

The Committee issues this report to examine compliance with the company’s rules of corporate governance during the 2010 financial year, in accordance with the provisions of Article 25.b, Section 10 of the Board of Directors Regulation.

II.-     COMPOSITION

The current composition of the Committee is as follows:

Chairman:      Mr. Gregorio Marañón y Bertrán de Lis – External Independent Director

Members:

Mr. José Buenaventura Terceiro Lomba – External Independent Director

Mr. Diego Hidalgo Schnur – External Director (representing significant shareholdings)

Mr. Borja Pérez Arauna- External Director (representing significant shareholdings)

Mr. Harry Sloan- External Independent Director

 (Free translation from the original in Spanish language)

Secretary:      Mr. Iñigo Dago Elorza, Non-Member Secretary of the Board of Directors

Up to the Extraordinary General Shareholders Meeting of PRISA held on November 27, 2010, the Committee was chaired by Mr. Gregorio Marañón and Bertran de Lis and was also composed by Mr. Diego Hidalgo Schnur, Mr José Buenaventura Terceiro Lomba and Mr. Adolfo Valero Cascante.

Within the framework of the Extraordinary Shareholders Meeting held to approve and implement the agreements reached with Liberty Acquisition Holdings Corp. (hereinafter, “Liberty”), the Board of Directors in full presented its resignation, and the Shareholders proceeded to appoint a new Board of Directors. Resignation from the Board likewise entailed the resignation of the Committee members.

The Board of Directors meeting held after the shareholders meeting appointed Mr. Gregorio Marañón y Bertrán de Lis as Chairman of the new Committee and also appointed Mr. Diego Hidalgo Schnur, Mr. Borja Pérez Arauna and Mr. Diego Hidalgo Schnur, as members of the Committee.

Article 21 ter of the Bylaws set forth that the Corporate Governance, Appointments and Remuneration Committee shall be composed exclusively of external directors and article 25 of the Board of Directors Regulation likewise provides that its president shall be an independent director, which are, in fact, the cases.

The committee’s secretary is the secretary to the Board of Directors, in accordance with the mentioned rules.

III. ACTIVITIES OF THE COMMITTEE IN 2010

In accordance with the provisions of Article 25 of the Board of Directors Regulation, the Corporate Governance, Appointments and Remuneration Committee has the following basic responsibilities:

1)     To report on proposals for appointment of executive Directors, proprietary Directors, other external Directors (non proprietary or independent) and Honor Directors, and propose the appointment of independent Directors.

2)     To issue opinions on the proposal for the appointment of the Secretary to the Board.

3)     To make proposals to the Board concerning: i) the general remuneration policies affecting directors and senior management, ii) the individual remuneration of executive directors and other conditions set forth in their contracts and iii) the individual remuneration of honorary directors.

4)     To ensure compliance with the company’s remuneration policies.

5)     To approve standard senior management contracts.

6)     To issue opinions on the proposals for the appointment of the members of the other committees of the Board of Directors and of the Executive Committee.

 (Free translation from the original in Spanish language)

7)     To issue opinions on proposals for appointment of company representatives on the governing bodies of subsidiaries.

8)     To propose the Annual Report on Corporate Governance to the Board of Directors.

9)     To present a report to the Board of Directors, evaluating the performance and composition of the Board.

10) To verify compliance with the Internal Code of Conduct concerning securities markets, this Regulation and, in general, the Company’s rules of governance, and to make the proposals required to ensure such compliance. In that regard it shall be the duty of the Corporate Governance, Appointments and Remuneration Committee to receive information and, if warranted, issue reports concerning disciplinary measures taken with respect to senior management.

11) To exercise such other powers granted to the committee in this Regulation (among others, those in relation to the transactions between the Company and the Directors).

During 2010 the Committee met eight times and, among others, addressed the following matters that fall within its powers:

Background: Restructuring of the share capital of PRISA

During 2010 PRISA has signed an agreement ("Business Combination Agreement" or "BCA") with the US company Liberty Acquisition Holdings Corp. (which has the legal form of a "special purpose acquisition company").

Under this agreement, PRISA has carried out certain corporate actions and particularly two capital increases, which have involved a change in the shareholding structure of the Company and also the amendment of the Company`s Bylaws and internal regulations. The capital increases are the following:

i) Capital increase by issuance of 241,049,050 Class A shares, issued in exchange for a cash consideration with preemption rights implemented through warrants (the Warrants).

ii) Capital increase by issuance of 224,855,520 Class A Shares and 402,987,000 non-voting convertible Class B shares, issued by compensation in kind by contribution of all common shares and warrants of Liberty Acquisition Holdings, Corp., once absorbed by its subsidiary, Liberty Acquisitions Holdings Virginia, Inc. (the company resulting from the merger, hereinafter "Liberty")

Ordinary shares and convertible shares quote in the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, through the Spanish Stock Exchange Interconnection System (“Sistema de Interconexión Bursátil Español”, SIBE) and also as American Depositary Shares (ADS) in the New York Stock Exchange.

PRISA Warrants quote on the platform of the Spanish Stock Warrants.

 (Free translation from the original in Spanish language)

As a result of these issuances of securities, the Company is subject to new legal reporting obligations in the Spanish and American markets.

 a) Amendments to the Company’s Internal Regulations.

Corporate Bylaws

After this Committee issued its opinion, and at the Board’s proposal, the shareholders at the November 27, 2010 extraordinary shareholders meeting, resolved to amend several articles of the Bylaws, to the following purposes:

(a)  To facilitate the issue of non-voting and preferential shares, and the participation of new shareholders in the Company’s share capital;

(b)  To adapt the Bylaws to the provisions of Royal Legislative Decree 1/2010, of July 2, approving the consolidated text of the Capital Corporations Act;

(c)   To  adapt the Bylaws to the rules of Good Corporate Governance, in accordance with the recommendations contained in the Unified Code of Good Governance approved as the sole document of good governance recommendations by the National Securities Market Commission (CNMV) on May 22, 2006, without prejudice to adapting them to the particular circumstances and specific needs of the Company and its environment, likewise adapting the Bylaws to reflect the provisions of Law 12/2010, of June 30, which amends, among others, Law 24/1988, of July 28 on the Securities Market.  Among other modifications, it is underscored the addition of a new article 21 ter which provides for the composition and functioning of the Corporate Governance, Appointments and Remuneration Committee.

The aforementioned amendment to the Bylaws likewise required amending several of the Company’s corporate governance documents, and particularly the Annual Shareholders Meeting Regulation and the Board of Directors Regulation, in order to maintain the necessary coherence among the internal rules of the Company.

Board of Directors Regulation

Pursuant to the provisions of Article 25. b) 10 of the Board of Directors Regulation, the Committee issued a favorable opinion concerning the proposed amendment to the Regulation (which was approved by the Board on November 25, 2010).

The modifications to this Regulation came from the desire of the Board of progress in the construction and improvement of corporate governance through the following specific measures:

 (Free translation from the original in Spanish language)

a)     To review general requirements for Directors in line with the Corporate Governance.

b)    Advancing in the definition of external Directors, both representing significant shareholder and independent.

c)     Reinforce the character and the presence of independent directors on the Board of Directors and the Audit Committee.

d)     Specify the definition and solution to the existence of structural conflicts of interest that may be permanent in some member of the Board of Directors.

e)     Adapt to changes in statutory regulation.

f)      Adapt the Regulation to the Royal Decree 1/2010, dated 2 July, approving the text of the Corporation Law and the Law 12/2010 of 30 June, amending, among others, the Law 24/1988 of 28 July, the Securities Market.

General Shareholders’ Meeting Regulation

After this Committee issued its opinion, and at the Board’s proposal, the shareholders at the November 27, 2010 extraordinary shareholders meeting, resolved to amend several articles of the General Shareholders’ Meeting Regulation, with the purpose of reflecting the amendments introduced in the Company Bylaws, and also adapting Article 19 (Requests for Information during Shareholders’ Meetings) to Article 197 of the Capital Corporations Act.

After these amendments, the consolidated text of the Bylaws, the Board of Directors Regulation and the General Shareholders Meeting Regulation, were filed at the CNMV, recorded on the Companies Register, and made available to the public on the company webpage.

b) Composition of the Board of Director, the Executive Commission and the Committees:

In addition to other ordinary changes, execution of the aforementioned capital increases has meant a change in the composition of the governing bodies of the company, as described below:

Composition of the Board of Directors:

i) Ordinary Shareholders Meeting held on June 30, 2010: Mr. Javier Diez de Polanco ceased as Director, because its office expired.

Likewise and after having received the favorable opinion of this Committee, the members of the Board of Directors was fixed in 13 and the Director Mr. Borja Pérez Arauna was reelected.

 (Free translation from the original in Spanish language)

ii) Extraordinary Shareholders Meeting held on November 27, 2010: Prior to the Shareholders Meeting, the Board of Directors in full presented its resignation, in order to facilitate the approval of the composition of the new Board of Directors.

The Shareholders at said Shareholders Meeting, fixed in 15 the number of Directors and appointed the following directors, being their status also explained, as provided in article 8.3 of the Board of Directors Regulation:

•        Mr. Juan Luis Cebrián was appointed as executive director, after having received the opinion of this Committee (article 25, b), 1) of the Board of Directors Regulation).

•        Mr. Ignacio Polanco, Mr. Manuel Polanco, Mr. Nicolás Berggruen, Mr. Martin Franklin, Mr. Diego Hidalgo, Mrs Agnès Noguera an Mr D. Borja Pérez Arauna, were appointed as directors representing significant shareholdings, after having received the opinion of this Committee (article 25, b), 1) of the Board of Directors Regulation).

•        Mr. Juan Arena de la Mora, Mr. Matías Cortés Domínguez, Mr. Gregorio Marañón y Bertrán de Lis, Mr. Alain Minc, Mr. Emmanuel Roman, Mr. Harry Sloan and Mr. Ernesto Zedillo, were appointed as independent directors, at proposal of this Committee (article 25, b), 1) of the Board of Directors Regulation).

Composition of the Executive Commission and the Committees of the Board of Directors:

In accordance with the provisions of article 25, b), 6) of the Board of Directors Regulation, the Committee issued favorable opinions concerning proposals of appointment of the members of the Executive Commission, the Audit Committee and this Committee, which were all approved by the Board of Directors held on November 27, 2010, immediately after of the Shareholders Meeting.

Qualitative Composition:

Finally, it should be underscored that in compliance with the provisions of Article 8.3 of the Board of Directors Regulation, the status of each director was explained in the 2009 Annual Report on Corporate Governance, after having been verified by the Corporate Governance, Appointments and Remuneration Committee. This will be done again in the 2010 Annual Report on Corporate Governance.

c) Composition of the Board of Director of the subsidiary companies:

Pursuant to article 25, b), 7) of the Board of Directors Regulation, the Committee issued favorable opinions concerning proposals of appointment of the company representatives on the Board of Directors of its subsidiaries PRISA RADIO, S.L. and PRISA TELEVISION, S.A.U.

 (Free translation from the original in Spanish language)

d) Remuneration Policy:

In accordance with the Board of Directors Regulation, the Corporate Governance, Appointments and Remuneration Committee has taken the following measures with respect to the remuneration of directors and senior management:

Remuneration Policy

2010

The Committee proposed its Report on the Annual Remuneration Policy of the Board of Directors and Management Team for 2010 which was submitted for approval at the Annual Shareholders Meeting held on June 30, 2010, as an integral part of the Management Report concerning the annual consolidated accounts for 2009.

2011

The Committee will present to the Board of Directors its report on the policy to be applied to annual compensation of the board and management team for 2011.

Variable Remuneration

The Committee approved the payment of the 2009 bonuses for senior Group managers.

Contractual conditions of Senior Management

The Committee approved the contractual conditions of senior officers.

Directors Compensation

The Committee presented its proposed 2010 compensation for executive directors to the Board, pursuant to the provisions of Article 28 of the Company Bylaws and Articles 5 and 25 of the Board of Directors Regulation. In consonance with the cost-reduction policy, the proposal envisioned freezing remuneration, taking as a reference compensation as per December 31, 2009, to which an 8% reduction had already been applied during the second semester of 2009.

Board of Directors Compensation

The Committee proposed to the Board the compensation of the Board of Directors provided in article 19 of the Bylaws, for the 2010 fiscal year (keeping it frozen respect to the remuneration paid in 2009) and for the 2011 fiscal year.

The Committee likewise proposed the per diem allowances for attendance at board meetings and board committee meetings.

 (Free translation from the original in Spanish language)

This proposals have been advised by the firm of consulting services, Spencer Stuart.

e) Related-Party Transactions:

The Committee issued a favorable opinion concerning certain related-party transactions with directors, as provided in the Board of Directors Regulation.

f) Annual Report on Corporate Governance:

In accordance with the provisions of Article 25.b.8 of the Board of Directors Regulation, the Committee offered its 2009 Report on Corporate Governance to the Board of Directors for its approval.

Likewise on that same date the Committee will offer its 2010 Report on Corporate Governance to the Board of Directors.

g) Other Corporate Governance obligations:

During 2010 the committee has been discussing the implications that the above described operation has had on the company's corporate governance and in particular, new reporting requirements that have arisen in the Spanish and American markets.

IV.- COMPANY COMPLIANCE WITH RULES OF CORPORATE GOVERNANCE

The Corporate Governance, Appointments and Remuneration Committee has examined compliance with the company’s rules and procedures of corporate governance during the 2010 financial year.

More specifically, the Committee underscores that the following measures were taken in that area:

a) Operations of the Board of Directors, Executive Committee, Audit Committee and Corporate Governance, Appointments and Remunerations Committee.

During 2010 the Board of Directors held 7 meetings, and has carried out the functions attributed it in the Company Bylaws and in its regulation.

The Executive Committee held 11 meetings and fulfilled the functions set forth in the Board of Directors Regulation, during 2010.

The Audit Committee held 7 meetings and has issued a report verifying the correct compliance with its functions during 2010.

Likewise, and as indicated in chapter IIII of this report, the Corporate Governance, Appointments and Remunerations Committee held 8 meetings during 2010.

b) Disclosure of Company Information to the Markets

 (Free translation from the original in Spanish language)

Among the measures adopted by the company to achieve a more efficient disclosure of company information, the following should be underscored:

i) Relevant Information notified to the National Securities Market Commission (CNMV): In compliance with applicable Spanish securities laws and the company’s Internal Code of Conduct, the company duly notifies the CNMV of all relevant information. These notices are available on the Commission’s webpage and on our corporate website (www.prisa.com).

In compliance with legislation currently in force, during 2010 the company issued its periodic public earnings reports on the following dates:

o            19.02.10.: The company issued its earnings report for the 2009 financial year.

o         13.05.10.: The company issued its earnings report for the first quarter of 2010.

o            21.07.09.: The company issued its 2010 half-year earnings report.

o            07.09.10.: The company issued its earnings report for the eight first months of 2010.

o         08.11.10.: The company issued its earnings report for the third quarter of 2010 (with the results of the first nine months of the year).

During 2010 the company likewise forwarded to the National Securities Market Commission announcements of relevant information concerning the following matters:

o            Sale of separate 22% share capital stakes of DTS, Distribuidora de Televisión Digital SA (“Digital+”) to Telefónica de Contenidos SAU and to Gestevisión Telecinco SA, and the sale of Sogecuatro SA (“Cuatro” channel) to Gestevisión Telecinco SA.

o            Information concerning legal disputes in which PRISA TELEVISION S.A.U. is involved and particularly, relating the legal status of the football rights.

o            Information concerning the recapitalization of Promotora de Informaciones S.A. and negotiations with potential investors.

o            Continuous and up dated information regarding the “Business Combination Agreement” reached between PRISA and Liberty Acquisition Holdings Corp. (LIBERTY).

o            Information concerning negotiations to incorporate new investors for its Portuguese subsidiary Media Capital.

o            Information concerning the renegotiation of the company’s debt and extension of the term of the bridge loan.

o             Execution of the sale of 25% of Grupo Santillana de Ediciones SL (Santillana) to DLJ South American Partners LP (DLJSAP).

 (Free translation from the original in Spanish language)

o            Information regarding a recapitalization of the journal Le Monde, in which PRISA has a 15% shareholding.

o            2009 Annual Report on Corporate Governance.

o            Additional Information pursuant to Article 116bis of the Securities Market Law.

o            Filing of Form F-4 (Registration Statement) at the US Securities and Exchange Commission (SEC) within the framework of the transaction between Liberty Acquisition Holdings Corp. (Liberty) and PRISA.

o            Notice of meeting, shareholders meeting as held, and related documents regarding an Ordinary Shareholders Meeting (held on June 2010) and an Extraordinary Shareholders Meeting (held on November 2010).

o            Amendments to the Board of Directors Regulation.

o            Changes in the composition of the Board of Directors, Executive Committee and the Committees.

o            Information regarding the warrants issued by PRISA.

o            Register of the Stock Sheets (“Notas de Valores”) submitted at the CNMV, in connection with the capital increase resolutions adopted by the Extraordinary Shareholders Meeting of PRISA.

o            Sale of the registered office of PRISA TELEVISION  (the building in which it operates).

o            Presentations about the company and information released concerning meetings with analysts and investors.

ii) Prospectus (“Documento de Registro”), and Stock Sheets (“Nota de Valores”), registered by the CNMV:

In connection with the capital increases resolutions adopted by the Extraordinary Shareholders Meeting of PRISA, held on November 27th, 2010, the CNMV has registered the following documents:

•        Prospectus (“Documento de Registro”) drafted pursuant to the provisions of Annex I of “Reglamento CE nº 809/2004 de la Comisión de 29 de abril de 2004.”

•        Stock Sheet (“Nota de Valores”) on the admission to trading of Class A shares and non-voting convertible Class B shares, issued by compensation in kind.

 (Free translation from the original in Spanish language)

•        Stock Sheet (“Nota de Valores”) on the admission to trading of Class A shares issued in exchange for a cash consideration with preemption rights implemented through warrants.

•        The full text of the Prospectus (“Documento de Registro”) and the Stock Sheets (“Nota de Valores”) are available on the Company website and on the website of the CNMV.

iii) Form F-4 and Relevant Information notified to the US Securities and Exchange Commission, regulatory body of US securities market.

On May 7, 2010, PRISA filed Form F-4 (Registration Statement) at the US Securities and Exchange Commission (SEC) within the framework of the transaction announced on March 5, 2010 between Liberty and PRISA. Subsequently, on August 19, 2010, PRISA submitted at the SEC, the Registration Form F-4, with the latest amendments included in the BCA signed by LIBERTY. This Form has been updated until its approval, at the request of the SEC.

Its content is available on the websites of the SEC and PRISA.

Form F-4 is an informational document prepared in compliance with the provisions of the 1933 Securities Act and U.S. securities markets usage, which offers complete detailed information concerning the registration of securities by private foreign issuers in the United States.

Therefore, Form F-4 authorized by the SEC has been necessary for listing the securities issued by PRISA within the framework of the transaction described in the backgrounds of this report, in the American stock exchanges.

In addition, PRISA has other reporting obligations to the SEC and by virtue of Rule 13a-16, of the Securities Exchange Act of 1934, must send to the SEC a translation of the same Relevant Information which is communicated to the CNMV.

iv) Other means of regular information disclosure: In compliance with Article 36 of the Board of Directors Regulations, mechanisms have been set up to provide regular non-privileged information to the company’s institutional investors, by remitting to the National Securities Market Commission reports and presentations on the company, and by publicizing information of interest to those investors on the corporate webpage.

c) Compliance with the Internal Code of Conduct Relating to the Securities Markets.

In compliance with the Internal Code of Conduct, the following actions were taken during the financial year 2010:

 (Free translation from the original in Spanish language)

i) The General Secretary has continually updated the list of persons subject to this Internal Code of Conduct.

In that regard, all persons included in that list have been informed of the Internal Code of Conduct.

ii) The General Secretary has received notice from all persons subject to the Internal Code of Conduct who have participated in transactions involving the purchase or sale of Prisa shares.

iii) The General Secretary of Grupo Prisa has maintained a Central Register of Insider Information in which, with regard to legal or financial operations that may significantly influence the quotation of company securities, contains an up-to-date list of persons with access to such information.

This report was approved in Madrid at the meeting of the Corporate Governance, Appointments and Remuneration Committee held on February 17, 2011.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

May 20, 2011                                                              By: /s/ Iñigo Dago Elorza

Name: Iñigo Dago Elorza
Title: Chief Legal Officer and Secretary of the Board of Directors